FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2022

CARDONE REIT I, LLC

Commission File No. 024-11674

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Richard R. Robinette, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: richard@crowdfundinglawyers.net

Class A Interests (Unit)

 (Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Report”) of Cardone REIT I, LLC (the “Company”, “Cardone Equal Opportunity Fund 1”, “CEOF1”, “CRI”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

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CARDONE REIT I, LLC

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2022

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PART II

Cardone REIT I, LLC

Item 1.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto appearing under Item 3 elsewhere in this Report. Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone REIT I, LLC is a Delaware limited liability corporation formed to primarily invest directly or indirectly in multifamily apartment complexes and commercial properties located throughout the United States.

On October 29, 2021, the Company began accepting subscription agreements from investors as part of a $75 million offering under Regulation A Plus. On December 10, 2021, the Company began operations when 8,502 Class A units were issued to investors and debt instruments were entered into with an affiliate to “pre-fund” a portion of three investments. As of June 30, 2022, the Company has issued 32,880.8 Class A units and 1,000 Class B units and has invested in four multifamily real estate investments with properties located in South Florida.

COVID-19 Pandemic

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company's operations and performance. These circumstances may continue for an extended period of time and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic and the long-term impact on economies, markets, industries, and individual companies are not known. The extent of the impact to the financial performance and the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

Inflation and Interest Rates

While government stimulus and low interest rates encouraged 2021’s robust economic rebound, this highly accommodative monetary policy also drove inflation to highs not seen in almost 40 years. As the consensus outlook on inflation has recently moved from “transitory” to more persistent, the Federal Reserve has markedly changed its stance to become more hawkish, signaling a prompt end to bond buying and a high likelihood of several rate increases in 2022. Despite expectations of tighter monetary policy and forthcoming Federal Reserve interest rate hikes, economic fundamentals remain sound. Furthermore, current forecasts capture expectations of broad rent growth and increased occupancy in the multifamily real estate industry. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team will continue to provide attractive long-term equity returns for our members.

4

Results of Operations

During the first six months of 2022, the Company invested $7,050,000 in the Company’s fourth investment, Cardone Miami River, LLC, which owns a single purpose entity (“SPE”) that owns a multifamily property in Miami, Florida (the “Miami River” property). Also, during the first six months of 2022, the Company invested an additional $450,000 in Sunrise Member LLC (the “Sunrise” property). As of June 30, 2022, the Company had a total investment amount of $32,050,000, all of which was invested in multifamily properties. The Company had total assets of $36,127,921 and $30,303,263 as of June 30, 2022 and December 31, 2021, respectively. Net losses for the six months ended June 30, 2022 totaled $4,572,514 which included a loss from unconsolidated investees of $4,307,226 and other expenses of $265,288. Net losses for the period July 22, 2021 (inception) to December 31, 2021 totaled $803,220 which included a loss from unconsolidated investees of $733,634, other expenses of $70,437, and interest income of $851. The 2022 and 2021 loss from unconsolidated investees includes $4,961,694 and $762,407, respectively, of depreciation and amortization expense. See Note 3 Investments in unconsolidated investees and Note 5 Related Party Transactions for further information regarding investments in unconsolidated investees and fees to the Manager or affiliates.

The multifamily portfolio averaged a strong occupancy level at 95% for the first half of June 2022. South Florida continues to experience increased consumer demand for rental units which has been driving both occupancy and monthly rental revenues higher. The Manager anticipates that the demand for rental units in the locations of the Company’s investments will remain strong in 2022.

Liquidity and Capital Resources

As of December 31, 2021, the Company owed $10,949,810 to an affiliate of the Manager which was borrowed to “pre-fund” the purchase of the first three investments. These loans accrued interest at 6% and were repaid on or before March 1, 2022 from the issuance of Class A units. When the fourth property was purchased, the Company borrowed $609,250 to “pre-fund” the purchase of the fourth investment under the same terms of the previous loans. This loan was repaid on or before May 1, 2022. As of June 30, 2022, the Company had interest payable of $110,204 in conjunction with these loans.

The SPE’s in which the Company invested have leveraged their individual assets with non-recourse debt between 71%-82% of the acquisition cost. As of June 30, 2022, the debt financing for our entire portfolio of SPE’s is less than 77% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). These variable interest rate loans mature in three years and have two one-year options to renew. As of June 30, 2022, the interest rates ranged from 3.82% to 4.53% as compared to the interest rates in December 2021 ranging from 2.63% to 3.30%. These loans have maximum interest rates ranging from 5.58% to 6.25% due to interest rate caps purchased at the time of loan funding. We believe the loans may reach their maximum interest rates in the latter part of 2022 due to a rising interest rate environment.

We anticipate that the revenues from the real properties held by the SPE’s will be sufficient to service any associated debt and to pay for any operating expenses associated with the properties for the foreseeable future. We do not anticipate borrowing any additional funds or offering any additional debt or equity in conjunction with the Company’s current investments. To the extent that the Company does not have adequate offering proceeds to invest at the time of the next acquisition, the Company will “pre-fund” the investment by borrowing funds from an affiliate, as discussed in the Offering Circular.

The Company’s Manager determines the amount of distributions (“Distributable Cash”) to be paid to our investors from the distributions received from the investment in the SPEs which own the properties. Distributions from the properties and distributions to the unitholders began in 2022, with a total of $188,647 being distributed to the Class A Members as of June 30, 2022. At the Manager’s discretion, no distributions were made to the Class B Interest holder, the Manager, with the intention that at a later time, when the cash flow from operations increases or a Capital Transaction occurs, the Manager may adjust cash distributions to retroactively account for the deferred payments. (See Financial Statements Note 4 Member’s Equity for further information.)

Distributions paid to investors may not be indicative of future distributions since they are dependent upon the amount of the Company’s available Distributable Cash and the distributions received from the SPEs holding each property which may vary due to changes in rental rates, occupancy, expenses and other obligations of the property and general market conditions.

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Trends and Key Information Affecting our Performance

Through June 30, 2022, we believe that current market dynamics and underlying fundamentals suggest an overall positive trend in the United States multifamily housing industry. Our properties are in desirable locations and will benefit from the wave of new renters fleeing major metros, many of whom may continue to work remotely. Job growth, increasing household formations and changing demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic, such as the increase in the average cost of first-time home ownership, increasing mortgage interest rates, and tight credit standards in the single-family home mortgage market support the value proposition of owning multifamily properties.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Item 2. Other Information –

None.

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Item 3. Financial Statements

CARDONE REIT I, LLC

Financial Statements as of June 30, 2022 and December 31, 2021

F-1

Cardone REIT I, LLC
Balance Sheets
As of June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
Assets:	(unaudited)

Cash	$9,784,922	$6,457,456
Due from related party	-	29,441
Investments in unconsolidated investees	26,342,999	23,816,366

Total Assets	$36,127,921	$30,303,263

Liabilities and Members' Equity

Liabilities:
Accrued expenses - related parties	$281,911	$58,838
Accounts payable	4,563	-
Offering proceeds	8,934,956	5,974,700
Notes payable - related party	-	10,949,810
Total Liabilities	9,221,430	16,983,348

Members' Equity:
Class A Units, 750,000 authorized, 32,880.8 and 14,337.5 issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	32,880,800	14,337,500
Class B Units, 1,000 authorized, 1,000 issued and outstanding	-	-
Accumulated distributions	(195,563)	-
Offering and syndication costs	(403,012)	(214,365)
Retained earnings (deficit)	(5,375,734)	(803,220)
Total Members' Equity	26,906,491	13,319,915

Total Liabilities and Members' Equity	$36,127,921	$30,303,263

F-2

Cardone REIT I, LLC
Statements of Operations
For the Six Months ended June 30, 2022 and the period from inception (July 22, 2021) to December 31, 2021

	Six Months Ended	Period Ended
	June 30, 2022	December 31, 2021
	(unaudited)
Equity in Losses of Unconsolidated Investees	$(4,307,226)	$(733,634)

Expenses
Asset management fees	136,907	6,639
Professional and other fees	70,111	11,864

Total expenses	207,018	18,503

Other income (expense)
Interest income	-	851
Interest expense	(58,270)	(51,934)

Total other income (expense)	(58,270)	(51,083)

Net Loss	$(4,572,514)	$(803,220)

F-3

Cardone REIT I, LLC
Statements of Changes in Members' Equity
For the Six Months ended June 30, 2022 and the period from inception (July 22, 2021) to December 31, 2021

		Class A		Class B
	Total	Units	Amount	Units	Amount

Proceeds from issuance of units	$14,337,500	14,337.5	$14,337,500	1,000	$-

Offering and syndication costs	(214,365)	-	(214,365)	-	-

Net loss	(803,220)	-	(803,220)	-	-

Balance, December 31, 2021	13,319,915	14,337.5	13,319,915	1,000	-

Proceeds from issuance of units	18,543,300	18,543.3	18,543,300		-

Offering and syndication costs	(188,647)	-	(188,647)	-	-

Net loss	(4,572,514)	-	(4,572,514)	-	-

Distributions to unit holders	(195,563)	-	(195,563)	-	-

Balance, June 30, 2022 - unaudited	$26,906,491	32,880.8	$26,906,491	1,000	$-

F-4

Cardone REIT I, LLC
Statements of Cash Flows
For the Six Months ended June 30, 2022 and the period from inception (July 22, 2021) to December 31, 2021

	Six Months Ended	Year Ended
	June 30, 2022	December 31, 2021
	(unaudited)

Cash flows from operating activities:
Net loss	$(4,572,514)	$(803,220)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses of unconsolidated investees	4,307,226	733,634
Distributions from unconsolidated investees	666,141	-
Changes in operating assets and liabilities:
Accrued expenses - related parties	223,073	58,838
Accounts payable	4,563	-
Total adjustments	5,201,003	792,472
Net cash provided by (used in) operating activities	628,489	(10,748)

Cash flows from investing activities:
Investments in unconsolidated investees	(7,500,000)	(24,550,000)
Due from related party	29,441	(29,441)
Net cash used in investing activities	(7,470,559)	(24,579,441)

Cash flows from financing activities:
Proceeds from notes payable - related party	609,250	16,677,869
Repayment of notes payable - related party	(11,559,060)	(5,728,059)
Offering and syndication costs	(188,647)	(214,365)
Offering proceeds	21,503,556	20,312,200
Distributions to unit holders	(195,563)	-
Net cash provided by financing activities	10,169,536	31,047,645

Net Change in Cash	3,327,466	6,457,456

Cash, beginning of period	6,457,456	-

Cash, end of period	$9,784,922	$6,457,456

Supplemental Disclosure of Cash Flow Information:
Interest paid	$-	$-
Income taxes paid	$-	$-

F-5

CARDONE REIT I, LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021

NOTE 1: NATURE OF OPERATIONS

Cardone REIT I, LLC (the “Company”) is a limited liability company organized on July 22, 2021, under the laws of Delaware. The Company is located in Aventura, Florida. The Company was formed to raise up to $75 million under Regulation A Plus from investors and to acquire investments in multifamily and commercial real estate. The Company intends on investing through limited liability corporations (“Cardone Member LLC’s”) (treated as partnerships) that own a single multifamily property or commercial property (through single purpose entities “SPE’s”).  The Cardone Member LLC's are co-owned by the Company (through a 15%–20% ownership interest), a Cardone Equity Fund (“CEF”), a related entity for accredited investors with common management, and Grant Cardone, manager of Cardone Capital LLC.  Grant Cardone typically owns from 1% to 2.5% of the LLC’s. (See Note 5 Related Party Transactions for further details).  The fundraising activity will be primarily done through Cardone Capital LLC’s (the “Manager”) online platform.

On October 29, 2021, the Company began accepting subscription agreements from investors as part of a $75 million offering under Regulation A Plus.  On December 10, 2021, the Company began operations when 8,502 Class A units were issued to investors and debt instruments were entered into with an affiliate to “pre-fund” a portion of three investments.  As of June 30, 2022, the Company has issued 32,880.8 Class A units and 1,000 Class B units and has invested in four multifamily real estate investments with properties located in South Florida.

The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits.

Investments in Unconsolidated Investees

Investments in limited liability companies in which the Company has a noncontrolling interest, but otherwise exercises significant influence, are accounted for under the equity method of accounting whereby the investment is comprised of contributions, offset by distributions, and adjusted for the Company’s proportionate share of the investee's earnings or losses.  Management recognizes a loss on the value of its investments when an other than temporary decline has occurred based on analysis of the excess carrying value of the investment compared to its fair value and the length of time such excess occurs.

F-6

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in Unconsolidated Investees (continued)

Distributions received from unconsolidated investees are classified using the nature of the distribution approach in the statement of cash flows. Under this approach, distributions received should be classified on the basis of the nature of the activity of the investee that generated the distribution as either a return on investment (classified as operating cash inflow) or a return of investment (classified as investing cash inflow).

Offering and Syndication Costs

Offering and syndication costs represent costs incurred in connection with the offering and syndication of members’ interests. These costs are reflected as a direct reduction of Class A net assets. During the six months ended June 30, 2022 and the period from inception through December 31, 2021, a total of $188,647 and $214,365, respectively, were incurred for offering and syndication costs.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Proceeds

Offering proceeds reflected as liabilities represent subscriptions received in advance of issuance of Class A units that will be converted to members’ equity upon acceptance of the investor by the Company.

Income Taxes

The Company has elected to be taxed as a REIT pursuant to Sections 856 - 860 of the Internal Revenue Code.  Generally, as a qualified REIT, the Company is not subject to federal income tax to the extent that it distributes its taxable income to the members and complies with certain statutory organizational and operational requirements.  If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state income taxes (including applicable alternative minimum taxes) based on its taxable income using the applicable corporate income tax rates.  The Company may be subject to certain state and local income taxes, as well as federal income tax on any undistributed taxable income.

The Company assesses its tax positions in accordance with Accounting for Uncertainties in Income Taxes as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions.  The Company records these liabilities to the extent it deems them more likely than not to be incurred.  Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

F-7

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and results of operations.

NOTE 3:  INVESTMENTS IN UNCONSOLIDATED INVESTEES

As of June 30, 2022 and December 31, 2021, the Company owned noncontrolling interests in four and three limited liability companies, respectively, which own and operate multi-family rental properties located in Fort Lauderdale, Miami and Sunrise, Florida. Since the Company does not control the investee, it reflects its investments in such limited liability companies on the equity method.

The Company’s investments in unconsolidated investees at December 31, 2021 and June 30, 2022 consisted of the following:

	Las Olas	Riverwalk	Sunrise	Miami River	Total
Ownership interest	20%	20%	20%	15%
Contributions	$12,580,000	$7,040,000	$4,930,000	$-	$24,550,000
Proportionate share of 2021 activity	(330,297)	(196,036)	(207,301)	-	(733,634)
Balance at December 31, 2021	12,249,703	6,843,964	4,722,699	-	23,816,366
Contributions	-	-	450,000	7,050,000	7,500,000
Distributions	(297,322)	(202,316)	(116,208)	(50,295)	(666,141)
Proportionate share of 2022 activity	(1,896,014)	(907,645)	(1,021,310)	(482,257)	(4,307,226)
Balance at June 30, 2022 - unaudited	$10,056,367	$5,734,003	$4,035,181	$6,517,448	$26,342,999

F-8

NOTE 3:  INVESTMENTS IN UNCONSOLIDATED INVESTEES (continued)

The June 30, 2022 results of operations and financial position of the unconsolidated investees are summarized as follows:

2022 Condensed Statement of Operations	Las Olas	Riverwalk	Sunrise	Miami River	Total
Revenue	$7,596,980	$4,399,077	$4,468,875	$2,619,039	$19,083,971
Operating expenses	14,395,301	7,796,911	7,815,028	4,740,669	34,747,909
Loss from operations	(6,798,321)	(3,397,834)	(3,346,153)	(2,121,630)	(15,663,938)
Interest expense	(2,679,469)	(1,606,702)	(1,760,004)	(1,093,641)	(7,139,816)
Net Loss	$(9,477,790)	$(5,004,536)	$(5,106,157)	$(3,215,271)	$(22,803,754)

2022 Condensed Balance Sheet	Las Olas	Riverwalk	Sunrise	Miami River	Total
Total assets	$226,447,588	$132,807,311	$112,287,613	$147,758,171	$619,300,682
Total liabilities	177,216,049	105,534,279	95,166,188	105,738,933	483,655,448
Members’ equity	$49,231,539	$27,273,031	$17,121,425	$42,019,238	$135,645,234

The December 31, 2021 results of operations and financial position of the unconsolidated investees are summarized as follows:

2021 Condensed Statement of Operations	Las Olas	Riverwalk	Sunrise	Total
Revenue	$822,168	$490,156	$417,070	$1,729,394
Operating expenses	2,015,509	1,196,427	1,150,711	4,362,647
Loss from operations	(1,193,341)	(706,271)	(733,641)	(2,633,253)
Interest expense	458,142	272,515	302,864	1,033,521
Net loss	$(1,651,483)	$(978,786)	$(1,036,505)	$(3,666,774)

2021 Condensed Balance Sheet	Las Olas	Riverwalk	Sunrise	Total
Total assets	$236,073,064	$138,088,141	$116,659,846	$490,821,051
Total liabilities	174,824,547	103,916,927	93,046,351	371,787,825
Members’ equity	$61,248,517	$34,171,214	$23,613,495	$119,033,226

F-9

NOTE 4: MEMBERS’ EQUITY

The Company is governed by its amended operating agreement dated October 29, 2021, which limits the liability of its members to their total capital contributions and provides for the Company to continue in perpetuity until dissolved in accordance with the operating agreement. The Company’s membership interest is comprised of Class A and Class B Units. Class A Units are non-voting units on any matters. Class B Units, which were issued to the Manager at formation as founder’s interests, are entitled to one vote per Class B Unit on all matters upon which the Members have the right to vote under the operating agreement.

The Company is offering 75,000 Class A Interests at $1,000 per Interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus”, and sells the Interests directly to investors and not through registered broker-dealers who are paid commission. On April 1, 2022 the minimum investment of $1,000 was increased to $5,000. The maximum amount to be raised in the offering is $75 million. The capital contributions of the Class A members shall result in 80% of the total interests in the Company. The Manager’s Class B Interest will be a 20% profit interest.

In accordance with the operating agreement, distributions will be declared and distributed at least annually.  The Manager intends on generally allocating 80% of the distributions to the Class A unitholders and 20% to the Class B unitholders.  At the Manager’s discretion, the Manager may reallocate any distributable cash from the Class B unitholders to the Class A unitholders.  The Manager also has discretion to reallocate distributable cash from the Class A unitholders to the Class B unitholders so long as at least 80% of all distributable cash to date is allocated to the Class A unitholders. As of June 30, 2022, the Manager has distributed all distributable cash to the Class A Members which totaled $188,647.  When cash flow from operations increases or an exit event occurs, the Manager may adjust cash distributions to be allocated on the cumulative 80%/20% basis.  The impact of this at June 30,2022 would be to distribute $47,162 to the Manager.

Generally, distributable cash from capital transactions shall be first allocated to Class A unitholders until their respective unreturned capital account balances are reduced to zero, and finally, the remaining distributable cash 80% to Class A unitholders and 20% to Class B unitholders.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Manager to manage the Company under a management agreement. The Company is subject to the following fees under this agreement:

Reimbursement of Organization and Offering

The Company’s Manager and its affiliates will be reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses.

Organization and offering costs from inception to June 30, 2022 of $409,208 were incurred by a related party on the Company’s behalf and $381,047 was repaid to the related party leaving $28,161 balance, which is included as a component of accrued expenses – related parties in the accompanying balance sheet. As of December 31, 2021, total organization and offering costs totaled $220,561 of which $220,296 was repaid to the related party leaving $265 balance, which is included as a component of accrued expenses – related parties in the accompanying balance sheet.  This related party advance is unsecured, interest-free, and repayable on demand from the affiliate.

Acquisition Fee

For each real estate investment, the Manager or its designated affiliate will be paid a fee of 1% of the investment’s purchase price. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment. Should the fee be paid at acquisition it is included as an acquisition cost of the SPE purchasing the property and, therefore, would be included in the cost of the Company’s investment.

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NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Acquisition Fee (continued)

As of June 30, 2022, all acquisition fees have been paid and a total of $6,235,000 in fees are considered acquisition costs and included in the basis of the purchased property. The Company’s proportional share, based on the ownership of the respective investments, totaled $1,174,000 and is included in the investment cost.

Disposition Fee

For each real estate investment, the Manager or its designated affiliate will be paid a fee of 1% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized Asset Management Fee calculated based on the total Contributed Capital made to the Company by its Members. This fee will be payable monthly at the discretion of the Manager.  As of June 30, 2022 and December 31,2021, the Company accrued $136,907 and $6.639, respectively, in Asset Management Fees.

Marketing Fee

Beginning in 2022, a portion of the property management fee paid to one of the property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program.  This fee totaled $20,356 for the six months ended June 30, 2022.

Notes Payable

When each Cardone Member LLC purchases a multifamily property, Grant Cardone contributes his equity and loans the balance needed to purchase the property to each Cardone Member entity. During 2021, the Company entered into three promissory notes with principal balances aggregating $16,677,869 with Grant Cardone. The notes are unsecured and bear interest at a rate of 6% with principal and interest due on demand. During 2022, the Company entered into an additional promissory note with the principal balance of $609,250 with Grant Cardone.  As of June 30, 2022, all notes were repaid.  Interest expense from inception to December 31, 2021 and the first six months of 2022 was $51,934 and $58,270, respectively.  As of June 30, 2022, interest payable totaled $110,204 which is included as a component of accrued expenses – related parties in the accompanying balance sheet.

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NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Co-investments

As of June 30, 2022, the Company had co-invested with CEF XVI, CEF XVII, CEF XVIII and CEF 20 as follows:

	Cardone Las Olas LP, LLC		Cardone Riverwalk Member, LLC		Cardone Sunrise Member, LLC		Cardone Miami River Member, LLC
Entity	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage
CEF XVI	$48,747,500	77.5%	$-	-	$-	-	$-	-
CEF XVII	-	-	27,231,250	77.5%	-	-	-	-
CEF XVIII	-	-	-	-	19,473,500	79.0%	-	-
CEF 20	-	-	-	-	-	-	38,775,000	82.5%
REIT I LLC	12,580,000	20.0%	7,040,000	20.0%	4,930,000	20.0%	7,050,000	15.0%
Grant Cardone	1,572,500	2.5%	878,750	2.5%	246,500	1.0%	1,175,000	2.5%
Total	$62,900,000	100%	$35,150,000	100%	$24,650,000	100%	$47,000,000	100%

It is anticipated that the Company will co-invest additional capital with future CEF funds.

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments including the inability to sell investments quickly or close to fair value.

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Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Other Risk

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company's operations and performance. These circumstances may continue for an extended period of time and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic and the long-term impact on economies, markets, industries, and individual companies are not known.  The extent of the impact to the financial performance and the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 22, 2022, the date the financial statements were available to be issued.

On September 15, 2022, the Company authorized and declared a distribution to the Company’s Class A Members of 3% on an annualized basis for period from June 16, 2022 to September 15, 2022.

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Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated by reference to Exhibit 2.1 to Cardone REIT I, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 08, 2021 (File No. 024-11674)

Exhibit 2.2*

Amended Operating Agreement of Cardone REIT I, LLC, dated October 29, 2021, (Incorporated by reference to Exhibit 2.2 to Cardone REIT I, LLC Current Report Pursuant to Regulation A on Form 1-U as filed with the Securities and Exchange Commission on November 1, 2021 (File No. 024-11674)

Exhibit 4.1*

Subscription Agreement for Class A Units (Incorporated by reference to Exhibit 4.1 to Cardone REIT I, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 08, 2021 (File No. 024-11674)

Exhibit 6.1*

Transfer Agency and Service Agreement Between Cardone REIT I, LLC and Computershare Trust Company, N.A. and Computershare Inc. (Incorporated by reference to Exhibit 6.1 to Cardone REIT I, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 08, 2021 (File No. 024-11674)

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone REIT I, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC, the issuer’s Manager	September 22, 2022
Grant Cardone	(Principal Executive Officer)

/s/ Susan Schieman	Chief Financial Officer of Cardone Real Estate Acquisitions LLC	September 22, 2022
Susan Schieman	(Principal Financial Officer)

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